WASHINGTON FEDERAL, INC.

425 Pike Street

Seattle, Washington 98101

March 27, 2023

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: John Stickel

Re:	Washington Federal, Inc.

Acceleration Request

Registration Statement on Form S-4

Registration No. 333-270159

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Washington Federal, Inc., a Washington corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) declare the above-referenced Registration Statement on Form S-4 effective at 4:00 p.m. Eastern Time on March 28, 2023, or as soon thereafter as practicable.

The Company respectfully requests that the Commission notify the Company’s counsel, of the effectiveness of the Registration Statement by calling Andrew J. Schultheis at (206) 757-8143 at the law firm of Davis Wright Tremaine LLP.

Sincerely,

/s/ Brent J. Beardall

Brent J. Beardall

Chief Executive Officer